The information in this pricing supplement is not complete and may be changed.  We may not deliver these securities until a final pricing supplement is delivered.  This pricing supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated January 15, 2026
PROSPECTUS Dated April 12, 2024 PROSPECTUS SUPPLEMENT Dated November 16, 2023	Pricing Supplement No. 13,396 to Registration Statement No. 333-275587 Dated January , 2026 Rule 424(b)(2)
GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Reset Subordinated Notes Due 2041
We, Morgan Stanley, are offering the Global Medium-Term Notes, Series F, Fixed Rate Reset Subordinated Notes Due 2041 (the “notes”) described below on a global basis.  We may redeem some or all of the notes at any time on or after January             , 2031 and prior to January             , 2036 in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below. We may also redeem the notes, (i) in whole but not in part, on January             , 2036, or (ii) in whole at any time or in part from time to time, on or after July             , 2040, in each case at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon (calculated as described below) to but excluding the redemption date, in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption,” as supplemented by the provisions below under the heading “Optional Redemption.”  Any early redemption of the notes will be subject to the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”), if then required under capital guidelines applicable to us.  In addition, under such regulations, prior to redeeming the notes, or immediately thereafter, we will be required to either replace the redeemed notes with an equivalent amount of a financial instrument that meets the regulatory capital criteria of the Federal Reserve or demonstrate to the satisfaction of the Federal Reserve that, following redemption, we would continue to hold an amount of capital that is commensurate with our risk.
We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.
We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Subordination Provisions,” in each case subject to and as modified by the provisions described below.  In addition, we describe the basic features of the notes during the Initial Fixed Rate Period (as defined below) in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” subject to and as modified by the provisions described below.  The interest rate will reset once during the term of the notes and we describe the basic features of the notes during the Subsequent Fixed Rate Period (as defined below) in the section of this pricing supplement called “Description of Debt Securities—Fixed Rate Reset Debt Securities,” as supplemented by the provisions described elsewhere in this pricing supplement.
We describe how interest is calculated, accrued and paid during the Initial Fixed Rate Period, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.  We describe how interest is calculated, accrued and paid during the Subsequent Fixed Rate Period, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Reset Debt Securities” in this pricing supplement.
Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.
Concurrently with this offering, we are offering $                       aggregate principal amount of Global Medium-Term Notes, Series I, Floating Rate Senior Notes Due 2030, $                       aggregate principal amount of Global Medium-Term Notes, Series I, Fixed/Floating Rate Senior Notes Due 2030 and $                       aggregate principal amount of Global Medium-Term Notes, Series I, Fixed/Floating Rate Senior Notes Due 2032 (collectively, the “new senior notes”) in a separate registered public offering (the “concurrent offering”). We may sell more or fewer new senior notes in the concurrent offering depending on market and other conditions. The closing of this offering is not conditioned on the closing of the concurrent offering, and the closing of the concurrent offering is not conditioned on the closing of this offering. There can be no assurance that the concurrent offering will be consummated on the terms described above or at all. The foregoing description and other information regarding the concurrent offering is included herein solely for informational purposes. Nothing in this pricing supplement should be construed as an offer to sell, or a solicitation of an offer to buy, any new senior notes, and no part of the concurrent offering is incorporated by reference in this pricing supplement.

Investing in the notes involves risks. See “Risk Factors” on page PS-5.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
MORGAN STANLEY

When you read the accompanying prospectus supplement, please note that all references in such prospectus supplement to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the accompanying prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable.
Neither Morgan Stanley nor any of the managers has authorized anyone to provide you with information other than that contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any free writing prospectus relating to this offering prepared by Morgan Stanley or on its behalf.  Morgan Stanley and the managers take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  You should assume that the information appearing in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus and the documents incorporated herein or therein is accurate only as of their respective dates.  Morgan Stanley is offering to sell the notes and is seeking offers to buy the notes, only in jurisdictions where such offers and sales are permitted.
NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA (THE “EEA”)
None of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus or any related free writing prospectus is a prospectus for the purposes of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”). This pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus have been prepared on the basis that any offer of notes in any Member State of the EEA will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (each, an “EEA Qualified Investor”). Accordingly, any person making or intending to make an offer in any Member State of the EEA of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus may only do so with respect to EEA Qualified Investors. Neither Morgan Stanley nor the managers have authorized, nor do they authorize, the making of any offer of notes in the EEA other than to EEA Qualified Investors.
PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not an EEA Qualified Investor. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM
 None of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus or any related free writing prospectus is a prospectus for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom (the “UK Prospectus Regulation”). This pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus have been prepared on the basis that any offer of notes in the United Kingdom will only be made to a legal entity which is a qualified investor: (i) prior to January 19, 2026, under the UK Prospectus Regulation; or (ii) on and from January 19, 2026, under paragraph 15 of Schedule 1 to the United Kingdom’s Public Offers and Admissions to Trading Regulations 2024 (each, a “UK Qualified Investor”). Accordingly, any person making or intending to make an offer in the United Kingdom of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus may only do so with respect to UK Qualified Investors. Neither Morgan Stanley nor the managers have authorized, nor do they authorize, the making of any offer of notes in the United Kingdom other than to UK Qualified Investors.
The communication of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, any related free writing prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, any related free writing prospectus and such other documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, any related free writing prospectus and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, any related free writing prospectus and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be communicated or distributed under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, any related free writing prospectus and any such other documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus, any related free writing prospectus and any such other documents and/or materials relate will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus or any related free writing prospectus or any other documents and/or materials relating to the issue of the notes offered hereby or any of their contents.
PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes:

(a)
up to, but excluding, January 19, 2026, the expression “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the United Kingdom; or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom (“UK MiFIR”); or (iii) not a UK Qualified Investor; and

(b)
from, and including, January 19, 2026, the expression “retail investor” means a person who is neither: (i) a professional client, as defined in point 8 of Article 2(1) of UK MiFIR; nor (ii) a UK Qualified Investor.

Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law in the United Kingdom (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

Fixed Rate Reset Subordinated Notes Due 2041
Principal Amount:	$
Maturity Date:	January , 2041
Settlement Date
(Original Issue Date):	January , 2026 (T+2)
Interest Accrual Date:	January , 2026
Issue Price:	%
Specified Currency:	U.S. dollars
Redemption Percentage
at Maturity:	100%
Initial Fixed Rate Period:	The period from and including the Settlement Date to but excluding the Interest Reset Date
Interest Reset Date:	January , 2036
Subsequent Fixed Rate Period:	The period from and including the Interest Reset Date to but excluding the Maturity Date
Interest Rate:
The Interest Rate will reset once during the term of the notes and will be as follows: During the Initial Fixed Rate Period,            % per annum; during the Subsequent Fixed Rate Period, the Base Rate plus           % (to be determined by the Calculation Agent on the Reset Determination Date)

Reset Determination Date:	The second business day prior to the Interest Reset Date
Base Rate:	Constant Maturity Treasury Rate
Spread (Plus or Minus):	Plus %
Index Maturity:	Five years
Index Currency:	U.S. dollars
Interest Payment Periods:	Semiannual
Interest Payment Dates:	Each January and July , commencing July , 2026 to and including the Maturity Date
Reporting Service:	Bloomberg (Page H15T5Y <Index>)
Business Day:	New York
Calculation Agent:	The Bank of New York Mellon (as successor to J.P. Morgan Trust Company, National Association)
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
CUSIP:
ISIN:
Day Count Convention:	30/360
Other Provisions:
Optional make-whole redemption on or after January             , 2031 (or, if additional notes are issued after the Settlement Date, on or after the date that is five years and two business days after the original issue date of such additional notes) and prior to January             , 2036, on at least 3 business days' but not more than 60 calendar days’ prior notice, as described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” provided that, for purposes of the notes, (A) the make-whole redemption price shall be equal to the greater of: (i) 100% of the principal amount of such notes to be redeemed and (ii) the sum of (a) the present value of the payment of principal on such notes to be redeemed and (b) the present values of the scheduled payments of interest on such notes to be redeemed that would have been payable from the date of redemption to January             , 2036 (not including any portion of such payments of interest accrued to the date of redemption), each discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus             basis points, as calculated by the premium calculation agent; plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date and (B) “comparable treasury issue” means the U.S. Treasury security selected by the premium calculation agent as having a maturity comparable to the remaining term of the notes to be redeemed as if the notes matured on January             , 2036 (“remaining term”) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term.

See also “Optional Redemption” and “Description of Debt Securities—Fixed Rate Reset Debt Securities” below.

Risk Factors
For a discussion of the risk factors affecting Morgan Stanley and its business, including market risk, credit risk, operational risk, liquidity risk, legal, regulatory and compliance risk, risk management, competitive environment, international risk and acquisition, divestiture and joint venture risk, among others, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and our current and periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (file number 001-11758) that are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.
This section describes certain selected risk factors relating to the notes.  Please see “Risk Factors” in the accompanying prospectus for a complete list of risk factors relating to the notes.
Subordination-Related Risks
Our obligations under the notes will be subordinated.  Holders of the notes should recognize that contractual provisions in the Subordinated Indenture, dated as of October 1, 2004, between us and The Bank of New York Mellon (as successor to J.P. Morgan Trust Company, National Association), as trustee (the “Subordinated Debt Indenture”), may prohibit us from making payments on the notes.  The notes are subordinate and junior in right of payment, to the extent and in the manner stated in the Subordinated Debt Indenture, to all of our senior indebtedness.  The Subordinated Debt Indenture defines senior indebtedness, for purposes of the notes, as obligations of, or guaranteed or assumed by, Morgan Stanley for borrowed money or evidenced by bonds, debentures, notes or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any of that indebtedness or of those obligations.  Nonrecourse obligations, the notes and any other obligations specifically designated as being subordinate in right of payment to senior indebtedness are not senior indebtedness as defined under the Subordinated Debt Indenture.  In addition, the notes may be fully subordinated to interests held by the U.S. government in the event of receivership, insolvency, liquidation or similar proceedings, including under the “orderly liquidation authority” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act.  For additional information regarding the subordination provisions applicable to the notes, see “Description of Debt Securities—Subordination Provisions” in the accompanying prospectus.
As of September 30, 2025, the notes would have been subordinated to approximately $309.98 billion outstanding carrying amount of senior long-term borrowings.  In addition, as a holding company, our assets consist primarily of equity in our subsidiaries and our ability to make payments on the notes depends on our receipt of dividends, distributions and other payments from our subsidiaries.  If any of our subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and our rights and your rights as a holder of the notes will be subject to that prior claim.  Moreover, many of our subsidiaries, including our banking and broker-dealer subsidiaries, are subject to laws, regulations and self-regulatory organization rules that authorize regulatory bodies to block or reduce the flow of funds to us, or that prohibit such transfers altogether in certain circumstances, including steps to “ring fence” entities by regulators outside of the U.S. to protect clients and creditors of such entities in the event of financial difficulties involving such entities.
There is no limit on our ability to issue or incur additional senior indebtedness.
In addition, we currently have outstanding subordinated debt securities issued under the Subordinated Debt Indenture with terms and conditions substantially similar to those of the notes.  As of September 30, 2025, there was approximately $14.75 billion principal amount of such subordinated long-term borrowings outstanding.
Holders of the notes will have limited rights if there is a default.  Payment of principal on the notes may be accelerated only in the event of certain events of bankruptcy, insolvency or reorganization of Morgan Stanley.  There is no right of acceleration in the case of default of payment of principal or interest on the notes or in the performance of any of our other obligations under the notes.  For additional information regarding defaults, events of default and acceleration under the Subordinated Debt Indenture, see “Description of Debt Securities—Events of Default” in the accompanying prospectus.
Risks Relating to the Notes Generally
The interest rate on the notes will reset once on the Interest Reset Date and the interest rate during the Subsequent Fixed Rate Period could be lower than the interest rate for the Initial Fixed Rate Period.  The interest rate on the notes will reset once on the Interest Reset Date and the interest rate for each Interest Payment Period during the Subsequent Fixed Rate Period will equal the Base Rate on the Reset Determination Date plus the Spread.  As a result, after the interest rate resets, the interest rate could be lower than the interest rate for the Initial Fixed Rate Period.  We have no control over the factors that may affect interest rates, including geopolitical conditions and economic, financial, political, regulatory, judicial or other events that may affect the market generally and interest rates (including the Base Rate) specifically.

Risks Relating to the Constant Maturity Treasury Rate
The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.  Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of the Base Rate, (ii) volatility of the level of the Base Rate, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) the time remaining to maturity of such notes.  Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the notes will be affected by the other factors described in the preceding sentence.  This can lead to significant adverse changes in the market price of securities like the notes.  Depending on the actual or anticipated level of the Base Rate, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you are able to sell your notes prior to maturity.
The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the notes.  They also may hedge the issuer’s obligations under such notes.  The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally, or the Base Rate specifically.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes.  Any of these activities may affect the market value of such notes.  In addition, the issuer’s subsidiaries may hedge the issuer’s obligations under the notes and they may realize a profit from that hedging activity even if investors do not receive a favorable investment return under the terms of such notes or in any secondary market transaction.
The calculation agent (or, if applicable, we or our designee) will make determinations with respect to the notes.  The calculation agent will make certain determinations with respect to the notes as further described in this pricing supplement.  Any of these determinations may adversely affect the payout to investors.  Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments, such as with respect to the Base Rate.  These potentially subjective determinations may adversely affect the payout to you on the notes.  For further information regarding these types of determinations, see “Description of Debt Securities—Fixed Rate Reset Debt Securities” below.
Early Redemption Risks
The notes have early redemption risk.  In addition to the optional make-whole redemption discussed above under “Fixed Rate Reset Subordinated Notes Due 2041—Other Provisions,” we have the option to redeem the notes, (i) in whole but not in part, on January             , 2036, or (ii) in whole at any time or in part from time to time, on or after July             , 2040, on at least 3 business days' but not more than 60 calendar days’ prior notice.  It is more likely that we will redeem the notes prior to the stated maturity date to the extent that the interest payable on such notes is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market.  If the notes are redeemed prior to the stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.
Optional Redemption
In addition to the optional make-whole redemption discussed above under “Fixed Rate Reset Subordinated Notes Due 2041—Other Provisions,” we may, at our option, redeem the notes, (i) in whole but not in part, on January             , 2036, or (ii) in whole at any time or in part from time to time, on or after July             , 2040, on at least 3 business days' but not more than 60 calendar days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on such notes to but excluding the redemption date.  If fewer than all of the notes are to be redeemed, the trustee will select, not more than 60 calendar days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called for redemption by such method as the trustee deems fair and appropriate; provided, that if the notes are represented by one or more global securities, beneficial interests in such notes will be selected for redemption by the applicable depositary in accordance with its standard procedures therefor.
On or before the respective redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.  If such money is so deposited, on and after the redemption date interest will cease to accrue on such notes (unless we default in the payment of the redemption price and accrued interest) and such notes will cease to be outstanding.
Under regulations applicable to us, we may not exercise our option to redeem the notes without obtaining the prior approval of the Federal Reserve (or any successor appropriate federal banking agency).  Under such regulations, prior to redeeming the notes, or immediately thereafter, we will be required to either replace the redeemed notes with an equivalent amount of a financial instrument that meets the regulatory capital criteria of the Federal Reserve (or any successor appropriate federal banking agency) or demonstrate to the satisfaction of the Federal Reserve (or any successor appropriate federal banking agency) that following redemption, we would continue to hold an amount of capital that is commensurate with our risk.

For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus.
The notes do not contain any provisions affording the holders the right to require us to purchase the notes after the occurrence of any change in control event affecting us.
Description of Debt Securities—Fixed Rate Reset Debt Securities
The provisions set forth below shall apply to the notes during the Subsequent Fixed Rate Period.
Formula for Interest Rate.  The interest rate during the Subsequent Fixed Rate Period will equal:
•	the Base Rate based on the Index Maturity;
•	plus the Spread.
“Index Maturity” means the period of maturity of the instrument or obligation from which the Base Rate is calculated specified above.  The “Spread” is the number of basis points (one one-hundredth of a percentage point) specified above to be added to the Base Rate.
Notwithstanding the foregoing, in no event will the interest rate payable for any interest period during the Subsequent Fixed Rate Period be less than zero percent.
Limitations on Interest Rate.  The interest rate during the Subsequent Fixed Rate Period may not be higher than the maximum rate permitted by New York law, as that rate may be modified by United States law of general application.  Under current New York law, the maximum rate of interest, subject to some exceptions, for any loan in an amount less than $250,000 is 16% and for any loan in the amount of $250,000 or more but less than $2,500,000 is 25% per annum on a simple interest basis.  These limits do not apply to loans of $2,500,000 or more.
Determination of Interest Rate.  For each interest period during the Subsequent Fixed Rate Period, the notes will bear interest at the interest rate in effect on the Interest Reset Date.  The interest rate in effect on the Interest Reset Date will be the rate as reset on that date.  The “Reset Determination Date” for the Interest Reset Date will be the second business day prior to the Interest Reset Date.
In the description of the Base Rate under “—Constant Maturity Treasury Rate” below, the “calculation date” pertaining to the Reset Determination Date means the tenth calendar day after the Reset Determination Date, or, if that day is not a business day, the next succeeding business day.
How Interest Is Calculated.  Interest during the Subsequent Fixed Rate Period will accrue from and including the most recent Interest Payment Date to which interest has been paid or duly provided for, or, in the case of the first interest period during the Subsequent Fixed Rate Period, from and including the Interest Reset Date.  Interest will accrue to but excluding the next Interest Payment Date or, if earlier, the date on which the principal has been paid or duly made available for payment, except as described below under “—If a Payment Date Is Not a Business Day.”
Upon the request of the holder of any notes, the Calculation Agent will provide the interest rate applicable to the notes during the Subsequent Fixed Rate Period after such interest rate has been determined. The Calculation Agent will notify the paying agent of each determination of the interest rate applicable to the notes promptly after the determination is made.
Accrued interest will be calculated by multiplying the principal amount of the notes by an accrued interest factor.  This accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which interest is being paid.  The interest factor for each day is computed by dividing the interest rate applicable to that day by 360.  For these calculations, the interest rate in effect on the Interest Reset Date will be the rate as reset on that date.  The interest rate applicable to any other day during the Subsequent Fixed Rate Period is the Interest Rate from the Interest Reset Date.
All percentages used in or resulting from any calculation of the rate of interest during the Subsequent Fixed Rate Period will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with 0.000005% rounded up to 0.00001%, and all U.S. dollar amounts used in or resulting from these calculations will be rounded to the nearest cent, with one-half cent rounded upward.
When Interest Is Paid.  We will pay interest on the notes on the Interest Payment Dates specified above.

If a Payment Date Is Not a Business Day.  If any scheduled Interest Payment Date is not a business day, we will pay interest on the next business day, but interest on that payment will not accrue during the period from and after the scheduled Interest Payment Date.  If the scheduled Maturity Date or date of redemption or repayment is not a business day, we may pay interest, if any, and principal and premium, if any, on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled Maturity Date or date of redemption or repayment.
Constant Maturity Treasury Rate.  The Constant Maturity Treasury Rate (the “CMT rate”) means, for the Reset Determination Date, any of the following rates published by the Federal Reserve System Board of Governors, or its successor, on its website or in another recognized electronic source, as the yield is displayed for Treasury securities at “constant maturity” under the column for the Designated CMT Maturity Index, as defined below, for the rate on the Reset Determination Date.
The following procedures will be followed if the CMT rate cannot be determined as described above:
•
If the above rate is no longer displayed on the relevant page, or if not published by 3:00 p.m., New York City time, on the calculation date, then the CMT rate will be the Treasury Constant Maturities rate for the Designated CMT Maturity Index or other U.S. Treasury rate for the Designated CMT Maturity Index on the Reset Determination Date for the Interest Reset Date as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate formerly displayed on the Designated CMT Page and published on the website of the Federal Reserve System Board of Governors or in another recognized electronic source.

•
If the information described in the first bullet point is not provided by 3:00 p.m., New York City time, on the calculation date, then the Calculation Agent will determine the CMT rate to be a yield to maturity, based on the arithmetic mean of the secondary market closing offer side prices as of approximately 3:30 p.m., New York City time, on the Reset Determination Date, reported, according to their written records, by three leading primary U.S. government securities dealers, which is referred to as a “reference dealer,” in The City of New York, which may include the agent or another affiliate of ours, selected by us or our designee as described in the following sentence.  We or our designee, after consultation with us, will select five reference dealers and will eliminate the highest quotation or, in the event of equality, one of the highest, and the lowest quotation or, in the event of equality, one of the lowest, for the most recently issued direct noncallable fixed rate obligations of the United States, which are commonly referred to as “Treasury notes,” with an original maturity of approximately the Designated CMT Maturity Index, a remaining term to maturity of no more than 1 year shorter than that Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time.  If two Treasury notes with an original maturity as described above have remaining terms to maturity equally close to the Designated CMT Maturity Index, the quotes for the Treasury note with the shorter remaining term to maturity will be used.

•
If three Treasury notes quotations are not obtained as described in the immediately preceding bullet, the Calculation Agent will determine the CMT rate to be a yield to maturity based on the arithmetic mean of the secondary market offer side prices as of approximately 3:30 p.m., New York City time, on the Reset Determination Date of three reference dealers in The City of New York, selected using the same method described in the immediately preceding paragraph, for Treasury notes with an original maturity equal to the number of years closest to but not less than the Designated CMT Maturity Index and a remaining term to maturity closest to the Designated CMT Maturity Index and in a principal amount that is representative for a single transaction in the securities in that market at that time.

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If three or four, and not five, of the reference dealers are quoting as described above, then the CMT rate will be based on the arithmetic mean of the offer prices obtained and neither the highest nor the lowest of those quotes will be eliminated.

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If fewer than three reference dealers selected by us or our designee are quoting as described above, the rate of interest payable will be the interest rate in effect during the Initial Fixed Rate Period.

“Designated CMT Page” means the display on Bloomberg, or any successor service, on the Reporting Service or any other page as may replace that page on that service for the purpose of displaying Treasury Constant Maturities published by the Federal Reserve System Board of Governors, or its successor, on its website or in another recognized electronic source.
“Designated CMT Maturity Index” means the original period to maturity of the U.S. Treasury securities, which is specified under “Index Maturity” above, for which the CMT rate will be calculated.

United States Federal Taxation
In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “variable rate debt instruments” for U.S. federal tax purposes. Although there is uncertainty regarding their treatment, the notes should be treated as providing for a single fixed rate followed by a single qualified floating rate (“QFR”), as described in the sections of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders―Notes—Floating Rate Notes―General” and “―Floating Rate Notes that Provide for Multiple Rates.” Under this treatment, in order to determine the amount of qualified stated interest (“QSI”) and original issue discount (“OID”) in respect of the notes, an equivalent fixed rate debt instrument must be constructed for the entire term of the notes. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which should generally be the value of that QFR as of the issue date of the notes). Under Treasury Regulations applicable to certain options arising under the terms of a debt instrument, in determining the amount of QSI and OID, we should be deemed to exercise our optional redemption right if doing so would reduce the yield on the equivalent fixed rate debt instrument. For the purpose of determining QSI and OID, the optional make-whole redemption should not be deemed to be exercised. However, if, as of the issue date, redeeming the notes on the first day of the Subsequent Fixed Rate Period (the “Potential Deemed Redemption Date”) would reduce the yield of the equivalent fixed rate debt instrument, the notes should be treated as fixed rate debt instruments maturing on the Potential Deemed Redemption Date. Under those circumstances, if the notes are not actually redeemed by us on the Potential Deemed Redemption Date, solely for purposes of the OID rules, they should be deemed retired and reissued for their adjusted issue price, and should thereafter be treated as floating rate debt instruments with a term of five years (the “5-year instrument”). The instrument maturing on the Potential Deemed Redemption Date and the 5-year instrument would be treated as issued without OID, and all payments of interest thereon would be treated as QSI.
If, as of the issue date, redeeming the notes on the Potential Deemed Redemption Date would not reduce the yield on the equivalent fixed rate debt instrument, the rules under “United States Federal Taxation―Tax Consequences to U.S. Holders―Notes—Discount Notes―General” should be applied to the equivalent fixed rate debt instrument to determine the amounts of QSI and OID on the notes. Under those circumstances, the notes may be issued with OID.
A U.S. holder is required to include any QSI in income in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. U.S. holders will be required to include any OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest. QSI allocable to an accrual period must be increased (or decreased) by the amount, if any, which the interest actually accrued or paid during an accrual period (including the fixed rate payments made during the initial period) exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument.
Both U.S. and non-U.S. holders of the notes should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”
You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.
The discussion in the preceding paragraphs under “United States Federal Taxation,” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.
Supplemental Information Concerning Plan of Distribution; Conflicts of Interest
On January             , 2026, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of             %, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price for the notes equals the stated issue price of             %, plus accrued interest, if any, less a combined management and underwriting commission of             % of the principal amount of the notes.
Name	Principal Amount of Notes

Morgan Stanley & Co. LLC	$
Total	$

Morgan Stanley & Co. LLC is our wholly-owned subsidiary.  This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with Rule 5121 of FINRA, Morgan Stanley & Co. LLC may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.